Exhibit 99.1

VanceInfo Announces Second Quarter 2012 Financial Results

Beijing, August 10, 2012 – VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Financial and Operating Highlights

•	Net revenues for the second quarter of 2012 increased to $94.7 million, up 38.8% from $68.2 million for the second quarter of 2011.

•	Net revenues from the Consulting and Solutions business increased to $11.7 million, up 112.1% over the same quarter last year.

•	Net revenues from the BFSI sector were $15.4 million, up 103.0% from $7.6 million in the second quarter of 2011.

•	Diluted earnings per share (“EPS”) and non-GAAP diluted EPS[1] were $0.11 and $0.19, respectively, for the second quarter of 2012.

•	Employees totaled 15,605, including 14,014 billable professionals, as of June 30, 2012.

“We are delighted to report another record quarter of revenues,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “In spite of the sluggish macroeconomic environment, we are still seeing robust demand for our services. Our strategic investments in consulting and solutions services, especially in BFSI and Travel & Transportation verticals, have yielded impressive results in new client engagements and growing pipelines. With our enhanced business mix and service model, we will continue to deliver quality growth with gradually recovering margins.”

Second Quarter 2012 Financial Results

Due to the seasonal nature of its business, the Company presents its financial analysis on a year-over-year basis, comparing the second quarter of 2012 and the second quarter of 2011 as in the following paragraphs.

[1]

Non-GAAP income from operations, net income, diluted EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets and land use right, and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying tables of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

Net Revenues

Net revenues were $94.7 million in the second quarter of 2012, up 38.8% from $68.2 million for the second quarter of 2011. The increase in net revenues was attributable to the demand from most of the markets we serve, except for the European market.

Net Revenues by Service Lines

The Company provides four broad sets of services: R&D Outsourcing Services, Consulting and Solutions Services, Application Management Services and Other Solutions & Services. R&D Outsourcing Services consist of the research & development service line and the globalization & localization service line. Consulting and Solutions Services consist of consulting, business intelligence, ERP implementation and industry-specific solutions. Application Management Services consist of application development and maintenance (“ADM”) and quality assurance and testing services. Other Solutions & Services consist of business process outsourcing (“BPO”) and system integration (“SI”) services.

Consistent with the Company’s growth strategy, net revenues from Consulting and Solutions Services grew 112.1% over the same period in 2011 and contributed 12.3% of total net revenues in the second quarter of 2012. Net revenues from Application Management Services increased 42.7% from the second quarter of 2011, accounting for 34.1% of total net revenues in the second quarter of 2012.

	Three Months Ended June 30, 2012		Three Months Ended June 30, 2011
	(in thousands of US$, except percentages)
R&D Outsourcing Services	46,436	49.0%	36,920	54.1%
Consulting and Solutions Services	11,681	12.3%	5,508	8.1%
Application Management Services	32,304	34.1%	22,642	33.2%
Other Solutions & Services	4,322	4.6%	3,177	4.6%

Total net revenues	94,743	100.0%	68,247	100.0%

Net Revenues by Geographic Markets

Based on the location of our clients’ headquarters, net revenues from clients headquartered in Greater China were $45.6 million, or 48.2% of total net revenues in the second quarter of 2012, followed by 34.5% from clients headquartered in the United States, 10.1% in Europe and 4.7% in Japan.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, Greater China accounted for 66.7% of total net revenues in the second quarter of 2012, while the United States accounted for 26.8% in the same period.

Net Revenues by Industries

The Company classifies its clients into four broad industry segments: Telecommunications (“Telecom”), High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), and other industry segments including manufacturing, retail, distribution, travel and transportation and public services, etc. (“Others”).

	Three Months Ended June 30, 2012		Three Months Ended June 30, 2011
	(in thousands of US$, except percentages)
Telecom	34,406	36.3%	28,527	41.8%
High Tech	33,065	34.9%	22,644	33.2%
BFSI	15,413	16.3%	7,594	11.1%
Others	11,859	12.5%	9,482	13.9%

Total net revenues	94,743	100.0%	68,247	100.0%

Largest Clients

Revenues from the top five clients totaled $50.5 million or 53.3% of total net revenues in the second quarter of 2012, compared to 53.5% in the second quarter of 2011.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2012 was $30.9 million, an increase of 24.4% from $24.8 million in the second quarter of 2011. Gross margin was 32.6% in the second quarter of 2012, compared to 36.4% in the second quarter of 2011. The lower gross margin in the second quarter of 2012 was due to the negative impact from certain large customers as well as wage inflation in excess of billing rate increase as compared to the same period in 2011.

Operating Expenses

Selling, general and administrative expenses totaled $26.0 million for the second quarter of 2012, up 44.8% from $18.0 million a year ago. The increase in selling, general and administrative expenses was primarily due to higher business development costs and staff expenses over the same period of last year.

Operating Income and Operating Margin

As a result of increased costs and expenses as described above, operating income in the second quarter of 2012 was $5.5 million, compared to $7.7 million in the second quarter of 2011. Non-GAAP operating income1 in the second quarter of 2012 was $9.1 million, compared to $10.0 million in the same period a year ago. Non-GAAP operating margin1 was 9.6% in the second quarter of 2012, compared to 14.7% in the second quarter of 2011.

Provision for Income Taxes

The provision for income taxes was $0.8 million in the second quarter of 2012, compared to $0.9 million in the second quarter of 2011. The effective income tax rate was 14.9%, compared to 10.7% in the same period of 2011. The higher effective income tax rate reflected expiration of tax holiday at one of our major operating subsidies in China.

Net Income and EPS

Net income in the second quarter of 2012 was $4.7 million, compared to $7.1 million in the second quarter of 2011. Non-GAAP net income1 was $8.2 million in the second quarter of 2012, compared to $9.5 million in the same period a year ago. Non-GAAP net margin1 was 8.6% in the second quarter of 2012, compared with 13.9% in the year-ago quarter.

For the second quarter of 2012, diluted EPS and Non-GAAP diluted EPS1 were $0.11 and $0.19, respectively, based on 43.9 million total ADS-equivalent average shares outstanding, compared with $0.16 and $0.21, respectively, for the second quarter of 2011.

The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying table of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”

Cash and Cash Flow

As of June 30, 2012, VanceInfo had cash and cash equivalents, restricted cash, term deposits and short-term investments totaling $81.6 million. Operating cash flow in the second quarter of 2012 was a net outflow of approximately $5.9 million. Investing cash flow in the second quarter of 2012 included a $2.5 million capital expenditure in the construction of our new headquarters.

Days sales outstanding (“DSO”) was 132 days for the second quarter of 2012, which was the same as the first quarter of 2012. DSO was 128 days for the trailing twelve months ended June 30, 2012, compared with 127 days the trailing twelve months ended March 31, 2012.

DSO was calculated by dividing average accounts receivable, net of average deferred revenues, by the period’s gross revenues before business tax, and multiplying by the number of days in the corresponding period.

	Three Months Ended		Twelve Months Ended
	June 30, 2012	March 31, 2012	June 30, 2012	March 31, 2012
	( in thousands of US$)
Gross revenues before business tax	96,934	88,155	347,319	320,048
Average deferred revenues	4,332	4,214	3,679	3,298

Note: Deferred revenues include advances from clients. Twelve-month average amounts are calculated based on the respective five quarter-end balances.

First Half 2012 Financial Results

Net Revenues

Net revenues for the first half of 2012 were $180.9 million, up 43.9% from $125.7 million in the first half of 2011.

Net Revenues by Service Lines

	Six Months Ended June 30, 2012		Six Months Ended June 30, 2011
	(in thousands of US$, except percentages)
R&D Outsourcing Services	89,915	49.7%	70,010	55.7%
Consulting and Solutions Services	21,441	11.9%	10,175	8.1%
Application Management Services	61,788	34.2%	41,281	32.8%
Other Solutions & Services	7,709	4.2%	4,189	3.4%

Total net revenues	180,853	100.0%	125,655	100.0%

Net Revenues by Geographic Markets

Based on the location of our clients’ headquarters, Greater China is the Company’s largest geographic market, accounting for $ 85.8 million or 47.5% of the net revenues in the first half of 2012, followed by 34.8% from clients headquartered in the United States, 11.2% in Europe and 4.3% in Japan.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 66.9% of net revenues in the first half of 2012, while the United States accounted for 26.2% in the same period.

Net Revenues by Industries

	Six Months Ended June 30, 2012		Six Months Ended June 30, 2011
	(in thousands of US$, except percentages)
Telecom	65,589	36.3%	53,342	42.4%
High Tech	63,102	34.9%	41,614	33.1%
BFSI	29,289	16.2%	14,016	11.2%
Others	22,873	12.6%	16,683	13.3%

Total net revenues	180,853	100.0%	125,655	100.0%

Largest Clients

Revenues from the top five clients totaled 53.4% of the Company’s net revenues in the first half of 2012, compared to 54.7% in the same period in 2011.

Gross Profit and Gross Margin

Gross profit for the first half of 2012 was $58.0 million, an increase of 25.1% from $46.3 million in the first half of 2011. Gross margin was 32.0% in the first half of 2012, compared to 36.9% in the prior year period. Gross profit includes $1.3 million and $1.5 million of government subsidies in the first half of 2012 and 2011, respectively.

Operating Income and Operating Margin

Operating income in the first half of 2012 was $8.7 million, compared with $14.5 million in the same period last year. Non-GAAP operating income1 in the first half of 2012 was $15.8 million, compared with $19.0 million in the same period last year. Non-GAAP operating margin1 was 8.7% in the first half of 2012, compared to 15.1% in the year-ago period.

Net Income and EPS

Net income for the first half of 2012 was $8.0 million, compared to $14.1 million for the same period of 2011. Non-GAAP net income1 was $15.1 million for the first half of 2012, compared with $18.6 million a year ago. Non-GAAP net margin1 was 8.4%, compared with 14.8% in the first half of 2011. Diluted EPS for the first half of 2012 was $0.18, compared to $0.31 in the year-ago period. Non-GAAP diluted EPS1 was $0.34 for the first half of 2012, compared to $0.40 for the first half of 2011.

Recent Developments

Option Amendment Program

In July 2012, the board of directors of the Company approved an option amendment program. Certain previously granted options were amended to have a lower exercise price and a new vesting schedule determined by adding 12 months to each vesting date under the amended options’ original vesting schedule. In addition, the amended options will vest no sooner than six months after the amendment date. The modification charge of the amendment is estimated to be under $3.5 million, which will be recognized over the vesting periods ranging from six months to four years.

Outlook for the Third Quarter and Full Year 2012

For the third quarter of 2012, the Company expects:

•	Third quarter 2012 net revenues to be between $95 million and $97 million, representing an increase between 35% and 38% from the corresponding period in 2011.

•

Third quarter 2012 non-GAAP diluted EPS[1] to be between $0.18 and $0.20, based on 44.3 million total ADS-equivalent average shares outstanding. The EPS outlook reflects the near-term negative impact from a large European client’s recent downsizing and a major Chinese customer forming a joint venture with one of our competitors.

For the full year of 2012:

•	The Company raised its guidance and expects 2012 net revenues to be between $372 million and $376 million, representing a growth between 31% and 33% from 2011.

•

The Company revised its original 2012 non-GAAP diluted EPS[1] guidance to $0.75 to $0.81, excluding the merger transaction costs, based on 44.2 million total ADS-equivalent average shares outstanding. The reduced non-GAAP diluted EPS guidance reflects the near-term negative impact from the recent events with two large customers as mentioned above.

•	The EPS outlook assumes an effective income tax rate of 14% to 16%.

Conference Call

The Company will host a corresponding conference call and live webcast to discuss the results at 7:30 AM Eastern Daylight Time (EDT) on Friday, August 10, 2012 (7:30 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as below:

- U.S. Toll Free Dial-in Number: + 1.866.519.4004

- International Dial-in Number: +65.6723.9381

- Hong Kong Dial-in Number: +852.2475.0994

Passcode: 11975262

The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until August 18, 2012:

- U.S. Toll Free Dial-in Number: +1.866.214.5335

- International Dial-in Number: +61.2.8235.5000

Passcode: 11975262

About VanceInfo

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China.

The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2011 revenues, according to International Data Corporation (IDC). This marks the fifth consecutive year that VanceInfo has been ranked number one by IDC in this category.

VanceInfo’s comprehensive range of IT services includes R&D Outsourcing Services, Consulting and Solutions Services, Application Management Services and Other Solutions & Services. VanceInfo provides these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

For more information about VanceInfo, please visit www.vanceinfo.com

Safe Harbor

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Third Quarter and Full Year 2012” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients’ forming or plan to form joint venture with the Company’s clients, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals’ wages, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of August 10 2012, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: income from operations, net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets and land use right, and change in fair value of contingent consideration payable for business acquisition. The non-GAAP income from operations, net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” and “Reconciliations of Forward-Looking Guidance for Non-GAAP Financial Measures to Comparable GAAP Measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and land use right, and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be, for the foreseeable future, a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	76,432	96,170
Term deposits	—	5,000
Restricted cash	3,148	1,587
Held-to-maturity securities-current	2,007	9,401
Accounts receivable, net of allowance for doubtful accounts of $2,962 as of June 30, 2012 and $2,200 as of December 31, 2011, respectively	151,567	126,389
Other current assets	20,288	16,042

Total current assets	253,442	254,589
Property and equipment, net	39,725	36,580
Long-term investment	212	—
Goodwill and other intangible assets	75,339	67,807
Land use right	23,449	23,884
Other long-term assets	3,574	3,036

Total assets	395,741	385,896

Liabilities and equity
Current liabilities	63,723	66,438
Non-current liabilities	14,394	16,014

Total liabilities	78,117	82,452

Equity (a)	317,624	303,444

Total liabilities and equity	395,741	385,896

Note:

(a)	As of June 30, 2012, there were 44,714,963 ordinary shares issued and 42,320,390 ordinary shares outstanding, excluding 2,394,573 treasury stocks in the form of ADSs repurchased from the open market.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(US dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net revenues	94,743	68,247	180,853	125,655
Cost of revenues (a)	(63,831)	(43,399)	(122,892)	(79,308)

Gross profit	30,912	24,848	57,961	46,347

Selling, general and administrative expenses (a)	(25,993)	(17,954)	(50,333)	(33,713)
Change in fair value of contingent consideration payable for business acquisition	173	513	84	602
Other operating income	449	278	951	1,230

Income from operations	5,541	7,685	8,663	14,466
Interest income, net	423	669	952	1,136
Exchange difference	(481)	(346)	(118)	(330)
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisition	—	—	—	514

Income before income taxes and earnings in equity method investment	5,483	8,008	9,497	15,786

Provision for income taxes	(816)	(856)	(1,514)	(1,688)

Income before earnings in equity method investment	4,667	7,152	7,983	14,098
Earnings (Loss) earnings in equity method investment	15	(15)	31	(35)

Net income	4,682	7,137	8,014	14,063

Income attributable to VanceInfo Technologies Inc. shareholders	4,682	7,137	8,014	14,063

Earnings per share
Basic - ordinary shares	0.11	0.16	0.19	0.32
Diluted - ordinary shares	0.11	0.16	0.18	0.31

Net income	4,682	7,137	8,014	14,063
Other comprehensive income, net of tax	(1,824)	2,297	(1,544)	3,510

Comprehensive income	2,858	9,434	6,470	17,573

Comprehensive income attributable to VanceInfo Technologies Inc. Shareholders	2,858	9,434	6,470	17,573

Weighted average shares outstanding (in thousands)
Basic - ordinary shares	42,358	43,687	42,211	43,754
Diluted - ordinary shares	43,934	45,827	43,904	45,993

Note:

(a)	Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $3,523 and $2,463 for the three months ended June 30, 2012 and 2011, respectively and $6,592 and $4,611 for the six months ended June 30, 2012 and 2011, respectively.

Share-base compensation included in cost of revenues and selling, general and administrative expenses totaled $2,155 and $2,118 for the three months ended June 30, 2012 and 2011, respectively and $4,537 and $3,862 for the six months ended June 30, 2012 and 2011, respectively.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Statements of Cash Flow (Unaudited)

(US dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Cash flows from operating activities:
Net income	4,682	7,137	8,014	14,063
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,155	2,118	4,537	3,862
Depreciation and amortization of property and equipment	1,995	1,719	3,951	3,373
Amortization of intangible assets	1,408	744	2,400	1,238
Amortization of land use right	120	—	241	—
Loss (gain) on foreign currency exchange forward contracts transfer to statements of operations	154	247	(79)	238
Loss (gain) on disposal of property and equipment	4	4	14	7
Allowance for doubtful accounts	583	(348)	1,194	(294)
Change in fair value of contingent consideration payable for acquisition	(173)	(513)	(84)	(602)
(Earnings) loss in equity method investment	(15)	15	(31)	35
Gain on remeasurement of fair value of noncontrolling equity investment in connection with business acquisition	—	—	—	(514)
Changes in operating assets and liabilities
Rental deposits and prepaid rentals	(212)	(105)	(315)	(154)
Accounts receivable	(15,819)	(5,652)	(26,741)	(15,880)
Prepaid expenses and other current assets	1,080	(1)	48	(892)
Deferred income tax assets-current	142	(242)	959	727
Deferred income tax assets-non current	(11)	26	(11)	19
Other long term assets	53	—	(238)	—
Accounts payable	95	(149)	(1,547)	(588)
Deferred revenue	(545)	(135)	65	(399)
Accrued expenses and other payables	152	3,745	(6,518)	(1,526)
Payment for change in fair value of contigent consideration	(87)	—	(87)	—
Income tax payable	(1,311)	1,190	(1,985)	289
Deferred income	(119)	(72)	(239)	640
Deferred income tax liability-non current	(243)	(118)	(430)	(209)

Net cash (used in) provided by operating activities	(5,912)	9,610	(16,882)	3,433

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Statements of Cash Flow (Unaudited)

(US dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2010
Cash flows from investing activities
Purchase of property and equipment	(3,076)	(2,190)	(4,411)	(3,580)
Payment for construction in progress	(2,492)	—	(8,439)
Consideration paid for business acquisitions	(91)	(7,322)	(694)	(9,086)
Cash received upon maturity of term deposit	—	—	5,000	5,000
Purchase of term deposit	—	—	—	(5,000)
Cash received upon maturity of restricted cash	—	231	—	231
Restricted cash	—	—	(1,584)	—
Purchase of non-current investment - held-to-maturity	—	—	—	(6,079)
Purchase of current investment - held-to-maturity	—	(2,097)	—	(5,253)
Proceeds from maturity of investments - held-to-maturity	7,250	7,272	7,250	8,293
Proceeds from disposal of property and equipment	5	1	12	1

Net cash provided by (used in) investing activities	1,596	(4,105)	(2,866)	(15,473)

Cash flows from financing activities
Proceeds from exercise of options	386	381	1,467	2,804
Payment for issuance costs of ordinary shares upon share offering in 2011	—	—	—	(52)
Consideration paid for business acquisitions	(2,913)	—	(3,004)	—
Repurchase of ordinary shares	—	(21,031)	—	(21,031)
Proceeds of short-term bank loan	—	—	1,584	—
Repayments of short-term bank loan	—	(1,542)	—	(1,542)

Net cash (used in) provided by financing activities	(2,527)	(22,192)	47	(19,821)

Effect of exchange rate changes on cash	19	480	(37)	817
Net decrease in cash and cash equivalents	(6,843)	(16,687)	(19,701)	(31,861)
Cash and cash equivalents, beginning of period	83,256	146,428	96,170	161,265

Cash and cash equivalents, end of period	76,432	130,221	76,432	130,221

VANCEINFO TECHNOLOGIES INC.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three Months Ended June 30, 2012				Three Months Ended June 30, 2011
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Income from operations	$5,541	$3,510	(a)	$9,051	$7,685	$2,349	(b)	$10,034

Operating margin	5.8%	3.8	%(a)	9.6%	11.3%	3.4	%(b)	14.7%
Net income	$4,682	$3,510	(a)	$8,192	$7,137	$2,349	(b)	$9,486
Net margin	4.9%	3.7	%(a)	8.6%	10.5%	3.4	%(b)	13.9%
Diluted EPS	$0.11	$0.08	(e)	$0.19	$0.16	$0.05	(e)	$0.21

	Six months Ended June 30, 2012				Six months Ended June 30, 2011
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Income from operations	$8,663	$7,094	(c)	$15,757	$14,466	$4,499	(d)	$18,965

Operating margin	4.8%	3.9	%(c)	8.7%	11.5%	3.6	%(d)	15.1%
Net income	$8,014	$7,094	(c)	$15,108	$14,063	$4,499	(d)	$18,562
Net margin	4.4%	4.0	%(c)	8.4%	11.2%	3.6	%(d)	14.8%
Diluted EPS	$0.18	$0.16	(e)	$0.34	$0.31	$0.09	(e)	$0.40

Notes:

(a)	Adjustment to exclude acquisition related intangible assets amortization expense of $1,408, land use right amortization expense of $120, change in fair value of contingent consideration payable for business acquisition of $(173) and share-based compensation of $2,155 from the unaudited condensed consolidated statements of operations.
(b)	Adjustment to exclude acquisition related intangible assets amortization expense of $744, change in fair value of contingent consideration payable for business acquisition of $(513) and share-based compensation of $2,118 from the unaudited condensed consolidated statements of operations.
(c)	Adjustment to exclude acquisition related intangible assets amortization expense of $2,400, land use right amortization expense of $241, change in fair value of contingent consideration payable for business acquisition of $(84) and share-based compensation of $4,537 from the unaudited condensed consolidated statements of operations.
(d)	Adjustment to exclude acquisition related intangible assets amortization expense of $1,239, change in fair value of contingent consideration payable for business acquisition of $(602), and share-based compensation of $3,862 from the unaudited condensed consolidated statements of operations.
(e)	Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

VANCEINFO TECHNOLOGIES INC.

Reconciliations of Forward-Looking Guidance for

Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data)

(Unaudited)

	Three Months Ending September 30, 2012						Year Ending December 31, 2012
	GAAP		Adjustments		Non-GAAP		GAAP		Adjustments		Non-GAAP
	Range of				Range of		Range of				Range of
							From	To			From	To
Diluted EPS (a)	0.09	0.11	0.09	(b)	0.18	0.20	0.41	0.47	0.34	(b)	0.75	0.81

Notes:

(a)	Based on 44.3 million and 44.2 million total ADS-equivalent average shares outstanding for the third quarter 2012 and full year 2012, respectively.
(b)	Reflects estimated adjustment for acquisition related intangible assets, land use right, amortization expense and share-based compensation expenses of approximately $4.0 million for the third quarter 2012 and $15.0 million for the full year 2012.

For further information, please contact:

Sheryl Zhang

Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com